Exhibit 99.1

July 12, 2021

Dear Shareholder:

We have previously sent to you proxy material for the upcoming special meeting of shareholders of Weingarten Realty Investors in connection with the proposed merger with Kimco Realty Corporation.  Your board of trust managers unanimously recommends that shareholders vote FOR the three proposals on the agenda.

Since the WRI Merger Proposal requires approval by two-thirds of the outstanding shares, your vote is important, no matter how many or how few shares you may own.  If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.  If you received this letter by email, you may also simply press the “VOTE NOW” button in the accompanying email.

Thank you for your participation.

Very truly yours,

Joe D. Shafer

Senior Vice President and Secretary

REMEMBER:

You can vote your shares electronically—it’s quick and easy!

Please simply follow the easy instructions on the enclosed proxy card or press the “VOTE NOW” button if you received this letter by email.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED,

1 (888) 750-5884 (toll-free from the U.S. and Canada, or

+1 (412) 232-3651 (from other locations).